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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 20

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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     This Amendment No. 20 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.




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         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

         On July 16, 1997, Healthdyne sent a letter to the District Court, a copy of which is attached hereto as Exhibit 63, with respect to Invacare's emergency motion for clarification of the July 3, 1997 order of the District Court.

         On July 16, 1997, Healthdyne amended its Special Severance Pay Plan. A copy of the amendment is attached hereto as Exhibit 64.

         On July 17, 1997, HealthScan Products, Inc., a subsidiary of Healthdyne, sent a letter to Tri-anim Health Services, Inc., a copy of which is attached hereto as Exhibit 65.


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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  EXHIBIT 63 --     Letter from Healthdyne to the District Court, delivered
                    July 16, 1997.

  EXHIBIT 64 --     Amendment to Healthdyne Tecnologies, Inc. Special Severance
                    Pay Plan.

  EXHIBIT 65 --     Letter dated July 17, 1997 from Healthscan Products, Inc.
                    to Tri-anim Health Services, Inc.

--------------

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ Leslie R. Jones
                                            ------------------------------------
                                            Name: Leslie R. Jones
                                            Title: Vice President, General
                                            Counsel and Secretary




Dated: July 17, 1997


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                             TROUTMAN SANDERS LLP
                               ATTORNEYS AT LAW
                       A LIMITED LIABILITY PARTNERSHIP

                              NATIONSBANK PLAZA
                   600 PEACHTREE STREET, N.E. - SUITE 5200
                         ATLANTA, GEORGIA 30308-2216
                           TELEPHONE: 404-885-3000
                           FACSIMILE: 404-885-3995
                                                                      EXHIBIT 63

WINIFRED D. SIMPSON                                                 404-885-3222


                                July 15, 1997

VIA HAND DELIVERY

The Honorable Clarence Cooper
United States District Court
75 Spring Street, S.W.
Atlanta, GA 30335

Re: Invacare Corp., et al. v. Healthdyne Technologies, Inc., et al., Civil Action No. 1:97-CV-205-CC

Dear Judge Cooper:

        This correspondence is in response to plaintiffs' emergency motion for clarification of the July 3, 1997 order or, in the alternative, for a limited stay pending appeal. In that motion, Invacare seeks relief not previously requested, in the form of an order treating its bylaw proposal, which the Court has determined is invalid under Georgia law, as "merely advisory". Motion for Clarification page 2.

        In our opinion, there is no need for the Court to address the motion. Because of Invacare's timing, both sides' proxy cards still include provisions allowing shareholders to express their views on the now-null bylaw proposal.
In order to avoid another time-consuming round of briefings and the necessity for a hearing, Healthdyne would propose that, at the annual meeting on July 30, the bylaw proposal be presented for shareholder vote on a contingent basis. Because this Court has clearly held that the bylaw proposal is unlawful under Georgia law, the votes on this proposal will not be counted at that time. However, the proxy cards and ballots will be retained by the independent inspectors of the election so that, in the unlikely event of a reversal on appeal, the proxy cards will be available and tabulated.

        Invacare's motion comes far too late in the process to avoid shareholder confusion. While Invacare may now wish to characterize its shareholder bylaw proposal as merely a recommendation to the directors, the bylaw in question was not written as an advisory proposal. It is drafted so that the language is mandatory, not precatory. If shareholders vote on the proposal as it presently appears on both parties' proxy cards, there is no way of determining whether the shareholders intend to vote for an illegal mandatory bylaw or merely an advisory


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    TROUTMAN SANDERS LLP
      ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP



one. There are only two weeks left prior to the meeting. Invacare's own evidentiary record submitted to this Court indicates that at least 30 days is required to effectively communicate with shareholders so that they understand what they are voting on. See April 5, 1997 Aff. Of Mark H. Harnett para. 4.

        Under Healthdyne's suggested procedure, no harm can be caused to Invacare. If the Court's decision is reversed, the votes for Invacare's shareholder proposal will be counted and published. Nor is there any need to treat the illegal bylaw proposal as "merely advisory", with the potential for massive shareholder confusion, when it was never intended as such in the first place. Most importantly, there is no reason for the Court or the parties to take any additional action in response to Invacare's motion. Of course, should Your Honor feel that briefing is appropriate, we will be glad to respond as directed by the Court.

                                                Respectfully,

                                                /s/ Winifred D. Simpson


                                                Winifred D. Simpson

WDS:mm
cc:     The Honorable Luther D. Thomas (via hand delivery)
        M. Robert Thornton, Esq. (via facsimile)




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                                                                     EXHIBIT 64

                  AMENDMENT TO HEALTHDYNE TECHNOLOGIES, INC.
                          SPECIAL SEVERANCE PAY PLAN


        WHEREAS, it was the intention of the Board of Directors of Healthdyne Technologies, Inc. ("Board of Directors") when it initially adopted the Special Severance Pay Plan ("Plan") to include the Vice President, Marketing as a participant therein;

        WHEREAS, when the Plan was adopted by the Board of Directors, the Vice President, Marketing was inadvertently omitted from inclusion in the Plan; and

        WHEREAS, the Board of Directors desires and intends to amend the Plan so that the Vice President, Marketing is included as a participant therein, as originally intended.

        NOW, THEREFORE, the Plan is amended as follows:

        (1) In the first paragraph on the first page of the Plan, after "sales organization", insert "and the Vice President, Marketing".

        (2) In the second paragraph on the first page of the Plan, after "sales organization", insert "and the Vice President, Marketing".

        (3) In the first line of Section 1.06, before "any person employed", insert "The Vice President, Marketing or".

        This Amendment shall be effective as of January 23, 1997.

                                       HEALTHDYNE TECHNOLOGIES, INC.

                                       By:  /s/ Craig B. Reynolds
                                                Craig B. Reynolds
                                       Title:   President and CEO

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                                                                     EXHIBIT 65


                          HealthScan Products, Inc.
                          908 Pompton Avenue
                          Cedar Grove, NJ  07009-1292
                          201/857-3414
                          Fax:  201/239-0831




                                July 17, 1997


Mr. Robert A. Byers, Jr.
President/CEO
Tri-anim Health Services, Inc.
13170 Telfair Avenue
Sylmar, CA  91342

Dear Mr. Byers:

        Recently, I received your letter to A. Malachi Mixon of Invacare Corporation regarding your decision to tender your shares of Healthdyne Technologies, Inc. to Invacare in support of its effort to acquire Healthdyne. I was surprised to see your gratuitous statement in that letter that Healthdyne's second quarter earnings results "will be inflated" due to an extraordinary effort by HealthScan to cause distributors to purchase excess inventories in the second quarter. As you are well aware as a distributor of HealthScan products, your statement completely mischaracterizes HealthScan's business practices.

        Like many other companies in the industry, including Invacare, HealthScan receives large orders from customers at the end of each quarter. HealthScan has followed the routine practice of offering to its distributors incentives to purchase additional products at the end of each quarter. In fact, Tri-anim has consistently participated in this program by taking advantage of HealthScan's offer to purchase additional HealthScan products at the end of each quarter. Thus, the fact that HealthScan offered its distributors the opportunity to purchase additional products at the end of the second quarter was not unusual and did not result in any "inflation" in Healthdyne's second quarter earnings.

        Further, your implication that Tri-anim took on "excess" inventory in the second quarter in response to HealthScan's quarterly promotion is similarly misleading. In fact, in the second quarter, Tri-anim followed its typical practice of purchasing the vast majority of its HealthScan inventory needs for the quarter in response to HealthScan's quarterly promotion.

        Because you are well aware that HealthScan's quarterly promotion is completely routine, I can only conclude that the motivation for your letter was an attempt to disparage and injure Healthdyne and HealthScan in an effort to improve Tri-anim's position in the ongoing litigation that Tri-anim commenced against HealthScan. As you know, Tri-anim sued HealthScan after HealthScan terminated its distributor agreement with Tri-anim and the parties could not come to terms on a new agreement. I consider your effort to improve Tri-anim's litigation position by disparaging Healthdyne and HealthScan to be highly improper. Please be advised that Healthdyne and HealthScan reserve all rights to take all appropriate steps to protect their interests.

                                                Sincerely,

                                                /s/ Frank J. Alvino
                                                -------------------
                                                Frank J. Alvino